

Mark Snell

Sempra Energy
101 Ash Street
San Diego, CA
92101

February 16, 2010

The Royal Bank of Scotland plc
280 Bishopsgate
London EC2M 4RB
United Kingdom
Attention: Bruce Van Saun

       Re: RBS Sempra Commodities LLP

Ladies and Gentlemen:

Reference is made to the Purchase and Sale Agreement, dated as of the date hereof, by and among J.P. Morgan Ventures Energy Corporation ("JPM"), Sempra Energy Trading LLC, RBS Sempra Commodities LLP, Sempra Energy ("Sempra") and The Royal Bank of Scotland plc ("RBS") (as amended or modified from time to time in accordance with its terms, the "Purchase Agreement"). Capitalized terms used herein without definition shall have the meanings provided in the Purchase Agreement.

In connection with the execution and delivery of the Purchase Agreement, Sempra and RBS (each, a "Party" and together, the "Parties") desire to, and to cause their relevant affiliates to, enter into one or more related agreements and to consummate certain related transactions (in each case, consistent with the agreements in principle as set forth in Annex A hereto).

Accordingly, the Parties agree to, and to cause their relevant affiliates to negotiate in good faith to conclude, execute and deliver definitive documentation between RBS and Sempra substantially consistent with the terms and conditions set forth in Annex A hereto as soon as practicable after the date hereof, and in any case, prior to the Closing. The Parties further agree that they shall negotiate in good faith to determine a structure for the purposes of carrying out the transactions contemplated by the "Sharing of JPM Sale Purchase Price" and "Return of Capital Distribution" sections of Annex A hereto (in each case, as to the mechanism for the distribution, not the split of proceeds) and the "Certain Adjustments to LLP Agreement," "Sale Process" and "Sale Process Alternatives" sections of Annex A hereto that, to the greatest extent practicable, optimizes the regulatory, tax and accounting results of such transactions for each of the Parties and their affiliates, in each case, without altering the intended overall economic effect of such transactions for each of the Parties and their affiliates. The Parties' negotiations with regards to the activities described above shall commence no later than the date hereof and shall continue until the earlier of (a) the execution and delivery of such definitive documentation and (b) the termination of the Purchase Agreement, in accordance with its terms, prior to the Closing (the "Term").

This letter agreement may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this letter agreement by fax or email shall be as effective as delivery of an original executed counterpart of this agreement. The terms of this letter agreement, the term sheet attached as Annex A hereto and the status of the Purchase Agreement shall be considered "Confidential Information" in accordance with Clause 17.1 of the LLP Agreement. This letter agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York. Each of the Parties agree that it shall bring any action or proceeding in respect of any questions, claims, disputes, remedies or damages arising out of or related to this letter agreement exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in New York County (the "Chosen Courts"), and, solely in connection with claims arising under this letter agreement (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives and agrees not to assert any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over either Party and (iv) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements. This letter agreement may not be amended, modified or supplemented by the Parties in any manner, except by an instrument in writing signed by a duly authorized officer or representative of each Party. The validity of this letter agreement will not be affected by the "Entire Agreement" provision of Section 10.7 of the Purchase Agreement.

[Remainder of page left blank intentionally]

Sincerely,

SEMPRA ENERGY

By: _Mark A. Snell_ (signature)
Name: Mark A. Snell
Title: Executive Vice President and
        Chief Financial Officer

Acknowledged and agreed:

THE ROYAL BANK OF SCOTLAND PLC

By: _____
Name:
Title:

Acknowledged and agreed:

THE ROYAL BANK OF SCOTLAND PLC

By: _Bruce Van Saun_____

Name: Bruce Van Saun
Title: Group Finance Director

Term Sheet for Sempra/RBS Agreement

Sharing of JPM Sale Purchase Price	In connection with the sale to J.P. Morgan Ventures Energy Corporation ("JPM") of the global oil, global metals, global coal, non-US emissions, global plastics, global agricultural Commodities and global concentrates Commodities trading and marketing business, the European power and gas business and the investor products business (the "JPM Sale"), the Purchase Price will be paid initially to the Partnership (on behalf of the sellers of the Transferred Holding Company Equity Interests and the Transferred Assets).
	The Parties will cause the Partnership to distribute promptly (including as a return of capital) all of the Purchase Price to The Royal Bank of Scotland plc ("RBS") and the affiliated partners of Sempra Energy (together with its affiliates, "Sempra") as follows (in each case, net of any liabilities relating to JPM Sale to be satisfied by the Partnership or the SET Companies (*e.g.,* transactional taxes and other Seller, Partnership or SET Company expenses)):
	— RBS will receive 46-2/3% of the aggregate Purchase Price
	— The Sempra partners will receive 53-1/3% of the aggregate Purchase Price[1]
	— The allocation between income and return of capital of the Purchase Price to be distributed will be determined by the parties after signing based on applicable accounting principles.
	If the Sellers owe or are owed any "true-up" payments in respect of the Purchase Price under Section 2.7(d) of the purchase and sale agreement for the JPM Sale (the "Purchase Agreement"), Sempra and RBS will fund or receive such payments in proportion to their share of the Purchase Price.
	If the Sempra Adjusted Contribution Amount is at or below $950 million and the Partnership determines in good faith that additional capital is required to support its remaining business and other liabilities, RBS and Sempra would be required to return capital to the Partnership on a pro rata basis in response to one or more capital calls by the Partnership; provided that the aggregate

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[1]   Split between Sempra's domestic and foreign partners as specified by Sempra.

Term Sheet for Sempra/RBS Agreement	
	amount of capital calls to RBS and Sempra shall be capped at $100 million for each of RBS, on the one hand, and Sempra, on the other.
	For the purposes of this term sheet, the Purchase Price does not include operating earnings and operating losses, the sharing of which will be governed by the LLP Agreement as may be amended in accordance with this term sheet.
Partnership Distributions	The partners will cause the Partnership to make the following distributions:
	— The 2009 distributions, determined in accordance with the current LLP Agreement waterfall, as soon as the 2009 audit is completed.
	— The 2010 distributions, determined in accordance with the LLP Agreement waterfall (subject to any revision in accordance with this Term Sheet with respect to the period after such revision), as soon as the 2010 audit is completed.
	— The Partnership's practices regarding estimated tax distributions will not change as a result of this transaction.
Return of Capital Distribution	After signing the Purchase Agreement, the Partnership's board will consider distributing to the partners, after the closing under the Purchase Agreement (the "Closing"), any excess cash (after taking into account any inter-company payables and receivables, including those owed to or by RBS and its subsidiaries) on the Partnership's balance sheet, taking into consideration prudent working and regulatory capital and other reserves, goodwill write-off, potential payouts to JPM and operating losses in the business, as well as applicable legal, regulatory and other requirements.
	If distributed, such distribution will be treated as a return of capital and will be allocated such that, after completion of the distribution, the ratio of the Adjusted Contribution Amounts of RBS and the Sempra partners will be 51% to 49%.
Certain Adjustments to LLP Agreement	Applicable changes to the LLP Agreement would be made:
	— To permit distribution of the net proceeds of the Purchase Price from the JPM Sale outside of the waterfall, as provided above; and
	— To revise provisions based on formation-date capital amounts

	and other related changes as reasonably required as a result of any return of capital contemplated by this Term Sheet. In addition, the LLP Agreement would be amended as follows: — Upon the Sempra Adjusted Contribution Amount being reduced to or below $950 million (whether by distribution of the net proceeds of the Purchase Price from the JPM Sale to the partners, to the extent constituting a return of capital, or as a result of other return of capital distributions in addition to such distribution of proceeds), (1) the preferred return on regulatory capital of each partner will be adjusted by changing 15% to 0% (with respect to preferred returns accruing thereafter) and (2) the waterfall will be adjusted so that net income and net losses for the period thereafter would be allocated 50% to the Sempra partners and 50% to RBS. The amount of any distributions contemplated by "Sharing of JPM Sale Purchase Price" and "Return of Capital Distributions" above that constitute the return of capital will be deducted from the relevant Adjusted Contribution Amounts at the time made.
Sale Process	Within a reasonable period of time after signing the Purchase Agreement, taking into account and giving priority to all post-signing steps to be taken by the Sellers under the Purchase Agreement, including in relation to: (a) finalization of definitive Collateralized TRS Agreements, Commodities Trading Services Agreements, Transitional Services Agreements and the Assignment and Assumption Agreement, and (b) all necessary governmental and non-governmental filings and the obtaining of any third party consents, Sempra and RBS will engage Lazard to selectively contact potential buyers/partners for the entire North American power and gas business ("NAP&G Business"). Bidders will be requested to submit bids that separately value the Sempra Energy Solutions business. If the NAP&G Business is sold, whether to Sempra or a third party and whether in one transaction or several, and subject to further analysis, including review of retained liabilities from the sale, the aggregate net proceeds from such sale(s) will be allocated as follows: — RBS will receive 100% of the aggregate net purchase price proceeds from all such sales until RBS's and Sempra's Adjusted

Term Sheet for Sempra/RBS Agreement

	Term Sheet for Sempra/RBS Agreement
	Contribution Amounts equal 51% and 49%, respectively — Thereafter, RBS will receive 51% of the aggregate net purchase price proceeds from all such sales and the Sempra partners will receive 49% of the aggregate net purchase price proceeds from all such sales until an amount of proceeds has been distributed equal to the then-current book value of the Partnership, determined in accordance with IFRS (including, for the avoidance of doubt, goodwill in the Partnership) — Thereafter, the Sempra partners will receive 100% of the aggregate net purchase price proceeds until the Sempra Partners have received an amount equal to any remaining book value that Sempra carries in respect of the Partnership, up to a maximum amount of $200 million — Thereafter, any remaining aggregate net purchase price proceeds will be split 50%/50%
Sale Process Alternatives	If the sale process for the NAG&P Business does not result in a sale of the whole business (in one or more transactions) within a reasonable period of time, then Sempra and RBS will meet and discuss in good faith possible alternatives. Such alternatives may include, for example: — Reducing the risk and/or liquidity needs of the Partnership's business — Sempra's purchase of RBS' interest in the Partnership.
RBS Exit	The "Restricted Period" (e.g., applicable through April 2012) in the LLP Agreement will terminate upon signing the Purchase Agreement. Sempra and RBS will in any event negotiate in good faith to agree a mechanism which provides RBS the ability to fully exit the Partnership no later than December 31, 2012, it being understood that Sempra cannot give RBS any assurance that RBS will succeed in exiting the Partnership by such time.
Sharing of Losses Under Swap Documents and Purchase Agreement	— Under the RBS TRS, the RBS CTSA, the SET TRS, the SET CTSA, the RBS Financial Assurances Reimbursement and Indemnity Agreement and the Sempra Financial Assurances

	Term Sheet for Sempra/RBS Agreement
	Reimbursement and Indemnity Agreement (the "<u>Swap Documents</u>"), Sempra and RBS will share losses, damages[2] and reasonably incurred, unreimbursed costs 53-1/3% and 46-2/3%, respectively, other than where such loss, damage or cost would not have resulted but for a default by RBS or by Sempra under the Swap Documents, as relevant. Costs that are allocated elsewhere in this Term Sheet will not be allocated under this provision.

— After the Closing, without duplication of the preceding bullet point, any expenses, costs and direct losses in respect of the Combined Business that are imposed on either RBS or Sempra, that would otherwise have been borne by the Partnership in the absence of the JPM Sale and that arise from the failure of JPM to perform any of its obligations under the Purchase Agreement after the closing will be shared 53-1/3% for Sempra and 46-2/3% for RBS. This does not include expenses, costs and losses that would not have resulted but for a default by RBS or by Sempra, as relevant. Costs that are allocated elsewhere in this Term Sheet will not be allocated under this provision.

— Administrative costs of the Swap Documents incurred by RBS or any of its affiliates (other than the Partnership and its subsidiaries) will be borne by RBS. Administrative costs of the Swap Documents incurred by the Partnership or any of its subsidiaries will be borne by the Partnership.

— To the extent not borne by JPM (and without duplication of any compensation that RBS receives under the LLP Agreement), Sempra will bear:

(1) 53-1/3% of all regulatory capital costs incurred by RBS or the Partnership in connection with the Swap Documents, calculated using the following formula: [xx]% of regulatory capital maintained in respect of the trading agreements underlying the Swap Agreements, charged based on the daily average capital amount (provided that the amount of regulatory capital on which such regulatory capital costs are to be calculated for this purpose will be the amount of regulatory capital that RBS maintains in respect of the trading agreements underlying the Swap Documents net of an amount equal to Sempra's pro rata |

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[2]   It being understood that losses and damages are only those incurred under the Swap Documents and not losses or damages that may result under any unrelated agreements.

Term Sheet for Sempra/RBS Agreement	
	portion of the excess, if any, of (x) the aggregate Adjusted Contribution Amounts under the LLP Agreement at such time over (y) the total FSA regulatory capital required to be maintained at such time as described above), subject to review by the RBS and Sempra finance teams; and (2) 53-1/3% of costs of posting margin collateral incurred by RBS or the Partnership in connection with the Swap Documents, up to 53-1/3% of LIBOR plus 50 bps.
Cap on Sempra Loss Sharing	Sempra's aggregate loss sharing under the Swap Documents and under the second bullet of "Sharing of Losses Under Swap Documents and Purchase Agreement" will be capped at $1.6 billion (less any reductions in the Sempra Adjusted Contribution Amount resulting from net losses in the Partnership plus any net income that is retained by the Partnership and credited to the Sempra Adjusted Contribution Amount).
Efforts to Recover from JPM and Assignment of Claims	— Prior to making a claim against any other party for sharing of losses, damages, costs or expenses under any Swap Document or under the second bullet of "Sharing of Losses Under Swap Documents and Purchase Agreement," the indemnified party must make a demand on JPM and its guarantor (to the extent permitted by law) and must either (1) receive a written refusal to pay or (2) pursue such claim with commercially reasonable efforts and in accordance with reasonable banking (or other applicable industry) practices, and in a manner that represents the joint interests of both RBS and Sempra, for a period of 20 days. For avoidance of doubt, no party shall be required to exercise any remedies (including set-off or other rights) unrelated to the Partnership's business, the Swap Documents, the Purchase Agreement and the guarantees of JPM in respect thereof. — To the extent a party makes a payment under any such indemnity, it will be entitled to receive an assignment of that portion of the claim against JPM or its guarantor, as applicable (provided that such an assignment does not prejudice any claim of the indemnified person to VAT bad debt relief) — Unless assigned to the indemnifying party and subject to the indemnifying party having made the due and proper payment to the indemnified party in respect of such claim, the indemnified party will continue to pursue such claim using commercially reasonable efforts and in accordance with reasonable banking (or other applicable industry) practices and in a manner that

Term Sheet for Sempra/RBS Agreement	
	represents the joint interests of the indemnifying party and the indemnified party. Any recovery will be split between the indemnifying party and indemnified party in accordance with the agreed allocation of 53-1/3% to Sempra and 46-2/3% to RBS (net of reasonably incurred out-of-pocket costs and expenses of recovery, which shall be proportionally reimbursed as incurred, and after taking into account any assigned claims). — The indemnified party will at all times consult with and keep informed the indemnifying party with respect to exercise of remedies against JPM and its guarantor.
No Material Amendments or Waivers to Swap Documents and Coordination	Sempra's consent (not to be unreasonably withheld) will be required to modify, or grant a waiver under, any Swap Document if such modification or waiver would materially adversely affect Sempra's interests. Sempra will not have any consent rights with respect to the day-to-day management of the TRSs or CTSAs or the novation process (which would be left to RBS's or SET's discretion (as applicable)), subject to (i) a covenant to administer such arrangements in the ordinary course of business, in accordance with good banking and other business practices (as applicable) and without favoritism by RBS or SET in relation to any other interests outside of TRSs and CTSAs, (ii) the immediately preceding sentence, (iii) Sempra's rights (including through its board members) under the LLP Agreement, which will not be limited by this section, (iv) Sempra having the right to receive information that it reasonably requests and to be consulted on a reasonable basis with respect to the novation of any trading agreements for which it does not provide financial assurances (provided that this clause (iv) will not require RBS or SET to obtain any information not in their possession or include Sempra in any consultation, in each case, to which they are not entitled under Section 7.11 of the Purchase Agreement or otherwise) and (v) Sempra having the right to participate, to the same extent as RBS and SET, with respect to the novation of any trading agreements for which it does provide financial assurances. If the Swap Documents provide for an integration committee with JPM, Sempra will have the right to be fully informed on a timely basis as to the proceedings of such committee and to appoint an observer thereto. For the avoidance of doubt, no consent will be required by any other party to update a party's schedules of financial assurances to

Term Sheet for Sempra/RBS Agreement	
	any Swap Documents.
Cross-Indemnities and Reimbursement Obligations	Each of RBS and Sempra will agree to indemnify and reimburse each other to the extent the other is required to (i) pay JPM more than the other's specified allocation of the indemnification obligations under the Purchase Agreement, and (ii) to bear more than its respective share (46 2/3% for RBS and 53 1/3 % for Sempra) of any losses, damages or costs arising from the failure of JPM to perform any of its obligations under the Purchase Agreement. If any portion of the indemnity deductible under the Purchase Agreement is used by either RBS or Sempra in respect of any damages for which it is 100% responsible under the Purchase Agreement, then it will reimburse and indemnify the other for any damages that the other is required to pay under the Purchase Agreement to the extent the other would otherwise have had the benefit of the deductible.
	RBS and Sempra also will indemnify each other for any failure of the Closing to occur solely as a result of its breach of (i) any "fundamental representations and warranties" (i.e., those for which it has 100% liability under the Purchase Agreement) or (ii) any covenant in the Purchase Agreement specific to it (as opposed to a covenant applicable to actions or inactions of the Partnership or the SET Companies, except where such action or inaction of the Partnership or the SET Companies is the direct result of an affirmative action or willful failure to act by RBS or Sempra, as applicable, in such person's capacity as a partner or through its board members). RBS will indemnify Sempra for 100% of any damages related to the non-payment or delay in payment of the Lehman Payable pursuant to Section 7.20 of the Purchase Agreement.
Sharing of Breakup Fee paid by or to JP Morgan	Sempra gets (or pays, as applicable) 53-1/3% and RBS gets (or pays, as applicable) 46-2/3%. But if sellers have to pay and failure to close is the fault of only one seller, then 100% payable by that seller.
Sharing of Other Amounts	Upon completion of the post-closing purchase price "true-up" under the Purchase Agreement, the following adjustments to be made between Sempra and RBS:
	— RBS will be entitled to receive any relocation costs that were incurred directly by RBS and not previously reimbursed to it and that JPM reimburses under the Purchase Agreement

Term Sheet for Sempra/RBS Agreement	
	— Tax reserves that are repaid by JPM will be split in proportion to responsibility for the tax for which the reserve was established (including, for reserves put on pre-JV, Sempra will receive the full reserve) The Partnership and SET shall bear any expenses not reimbursed by a purchaser incurred in moving employees in connection with the JPM Sale or any subsequent transaction.
Payment of Expenses	At Closing, RBS to pay Sempra up to $2.5 million in respect of out-of-pocket expenses. Sempra would pay 25% of Lazard's aggregate fees and expenses for the transactions (both JPM Sale and NAP&G transaction(s)) upon completion of the NAP&G transaction(s) or any other activities in respect of the Partnership's remaining business that results in Lazard's fee or expenses being payable.
Representations and Warranties	Each party will provide basic corporate representations and warranties to each other.
Tax Matters	— Any Transfer Taxes for which the Seller Parties are liable under Section 10.3(e) of the Purchase Agreement shall be shared in the same proportions as the Purchase Price proceeds are shared hereunder. — Sempra acknowledges that RBS shall be entitled to recharge to the Partnership any UK Bank Payroll Tax relating to the businesses the cost of which does not fall to be borne by the Purchaser under Section 9.3(e) of the Purchase Agreement. — The Parties will cooperate in good faith to allocate any other taxes incurred by the Transferred Companies and tax-related expenses (if any) in a manner consistent with the economic sharing of tax liabilities among the parties as set forth in the Purchase Agreement and, taking into account where appropriate, profit allocations for the relevant parties under the LLP Agreement as applicable. — The Parties will work in good faith to cooperate on tax matters.
Miscellaneous Covenants	— Notwithstanding the Purchase Agreement, Sempra will control any pre-JV tax filings (in a manner consistent with past practices) and will be permitted to review and comment on pre-Closing and Straddle Period tax filings

Term Sheet for Sempra/RBS Agreement	
	— Covenants regarding litigation cooperation and tax cooperation[3] — Confidentiality provisions and access to and preservation of books and records substantially similar to that contained in the Purchase Agreement — Covenant regarding joint exercise of rights under the Purchase Agreement[4]
Amendments to Existing Agreements	— Amendments to the LLP Agreement to the extent required above. — The existing Indemnity Agreement will be revised in scope so that it does not duplicate anything covered by the JPM indemnity.
Termination of Agreement	The above arrangements, to the extent not relating to pre-Closing actions (e.g., 2009 dividend) would terminate automatically upon any termination of the Purchase Agreement if Closing has not occurred, subject to survival of agreed provisions (to include sharing of breakup fee and indemnity for actions causing closing not to occur). In all events, except as specified or as necessary to implement the above arrangements, the LLP Agreement, Formation Agreement and other related agreements to continue unaffected.

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[3] These will be substantially the same as Sections 7.13 and 7.14, respectively, of S&C draft of Jan. 24 of Breakup Agreement, subject to any conforming changes based on the Purchase Agreement.

[4] This will be substantially the same as Section 7.16 of S&C draft of Jan. 24 of Breakup Agreement, provided that subparagraph (iv) would be revised consistent with "No Amendments to Swap Documents" above and final proviso would be deleted.